UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: September 2018

Commission File Number: 001- 37413

Concordia International Corp.
(Translation of registrant’s name into English)

5770 Hurontario Street, Suite 310
Mississauga, Ontario, L5R 3G5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒      Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

On September 14, 2018, Concordia International Corp. (the “Corporation”) filed copies of the (i) articles of arrangement of the Corporation, (ii) general by-laws of the Corporation, (iii) investor rights agreement, among the Corporation and the Shareholder Parties (as defined therein), (iv) exchange rights agreement, among the Corporation, Concordia Investment Holdings (Jersey) Limited, a company incorporated under the laws of Jersey, the persons listed in Schedule 1 thereto and the persons listed in Schedule 2 thereto, (v) credit and guaranty agreement, among the Corporation, as borrower, certain of its subsidiaries, as guarantors (the “Guarantors”), GLAS Trust Company LLC (“GLAS”), as administrative agent, and the lenders party thereto, and (vi) indenture, among the Corporation, as issuer, the Guarantors and GLAS, as trustee, each in connection with recapitalization transaction completed on September 6, 2018, on SEDAR at www.SEDAR.com.

In conjunction therewith, the Corporation is filing the following exhibits:

Exhibit 99.1	The articles of arrangement of the Corporation.

Exhibit 99.2	The general by-laws of the Corporation.

Exhibit 99.3	The investor rights agreement, among the Corporation and the Shareholder Parties.

Exhibit 99.4	The exchange rights agreement, among the Corporation, Concordia Investment Holdings (Jersey) Limited, the persons listed in Schedule 1 thereto and the persons listed in Schedule 2 thereto.

Exhibit 99.5	The credit and guaranty agreement, among the Corporation, as borrower, the Guarantors, GLAS, as administrative agent, and the lenders party thereto.

Exhibit 99.6	The indenture, among the Corporation, as issuer, the Guarantors and GLAS, as trustee.

EXHIBIT INDEX

Exhibit No.	Description

99.1	The articles of arrangement of the Corporation.
99.2	The general by-laws of the Corporation.
99.3	The investor rights agreement, among the Corporation and the Shareholder Parties.
99.4	The exchange rights agreement, among the Corporation, Concordia Investment Holdings (Jersey) Limited, the persons listed in Schedule 1 thereto and the persons listed in Schedule 2 thereto.
99.5	The credit and guaranty agreement, among the Corporation, as borrower, the Guarantors, GLAS, as administrative agent, and the lenders party thereto.
99.6	The indenture, among the Corporation, as issuer, the Guarantors and GLAS, as trustee.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Concordia International Corp.

By:	/s/ Adeel Ahmad
Name:	Adeel Ahmad
Title:	Chief Financial Officer

Date: September 14, 2018